Exhibit 99.3

Overview

The Province of Nova Scotia is forecasting a deficit of $220.6 million for 2014–2015, a decrease of $58.3 million from the Budget Estimate of $279.0 million. The variance is the result of increased revenue, lower Departmental Expenses, lower Pension Valuation Adjustment, and lower Debt Service Costs, partially offset by higher Refundable Tax Credit expenses and reduced Consolidation and Accounting Adjustments.

Total revenues, including Net Income from Government Business Enterprises, are forecast to be $9.7 billion, an increase of $95.8 million. Total Expenses are forecast to be $9.9 billion, $3.4 million higher than budget. Changes in Consolidation and Accounting Adjustments result in a $34.1 million negative impact to the bottom line.

Fiscal Summary 2014–2015	($ thousands)

			Increase (Decrease)
GENERAL REVENUE FUND	Budget	Forecast	from Budget
Revenue
Ordinary Revenue	8,703,762	8,795,145	91,383
Ordinary Recoveries	521,983	527,682	5,699
Net Income from Government Business Enterprises	340,391	339,145	(1,246)

Total – Revenue	9,566,136	9,661,972	95,836

Expenses
Departmental Expenses	8,851,640	8,844,875	(6,765)
Refundable Tax Credits	115,566	140,680	25,114
Pension Valuation Adjustment	90,505	84,235	(6,270)
Debt Servicing Costs	877,983	869,310	(8,673)

Total Expenses	9,935,694	9,939,100	3,406

	(369,558)	(277,128)	92,430

Consolidation and Accounting
Adjustments for Governmental Units	90,602	56,501	(34,101)

Provincial Surplus (Deficit)	(278,956)	(220,627)	58,329

Ordinary Revenue Fiscal 2014–2015	($ thousands)

			Increase (Decrease)
	Budget	Forecast	from Budget
Provincial Revenue Sources
Tax Revenue:
Personal Income Tax	2,342,580	2,336,655	(5,925)
Corporate Income Tax	441,387	484,290	42,903
Harmonized Sales Tax	1,710,776	1,699,522	(11,254)
Motive Fuel Taxes	247,617	251,077	3,460
Tobacco Tax	226,722	211,605	(15,117)
Other Tax Revenue	154,993	154,546	(447)
Other Provincial Revenue:
Registry of Motor Vehicles	121,458	121,526	68
Royalties – Petroleum	31,775	36,871	5,096
Other Provincial Sources	138,184	138,513	329
TCA Cost Shared Revenue – Provincial Sources	3,320	6,009	2,689
Other Fees and Charges	62,894	60,789	(2,105)
Prior Years’ Adjustments	—	55,923	55,923
Investment Income:
Interest Revenues	69,305	68,150	(1,155)
Sinking Fund Earnings	106,197	108,136	1,939

Total – Provincial Revenue Sources	5,657,208	5,733,612	76,404

Federal Revenue Sources
Equalization Payments	1,757,744	1,757,744	—
Canada Health Transfer	846,774	852,161	5,387
Canada Social Transfer	331,895	334,007	2,112
Offshore Accord Offset Payments	64,481	64,481	—
Crown Share	13,762	14,788	1,026
Other Federal Sources	7,917	4,103	(3,814)
TCA Cost Shared Revenue	23,981	26,690	2,709
Prior Years’ Adjustments	—	7,559	7,559

Total – Federal Revenue Sources	3,046,554	3,061,533	14,979

Total Ordinary Revenue	8,703,762	8,795,145	91,383

Net Income from
Government Business Enterprises
Nova Scotia Liquor Corporation	223,503	225,073	1,570
Nova Scotia Provincial Lotteries and Casinos Corporation	103,100	102,900	(200)
Halifax-Dartmouth Bridge Commission	12,143	9,527	(2,616)
Highway 104 Western Alignment Corporation	1,645	1,645	—

Total – Net Income from Government Business Enterprises	340,391	339,145	(1,246)

Revenues

Total Revenues, including Ordinary Recoveries of $527.7 million and Net Income from Government Business Enterprises of $339.1 million are forecast to be $9.7 billion, $95.8 million more than the 2014–2015 Budget Estimates. This represents an increase in Ordinary Revenues of $91.4 million, an increase in Ordinary Recoveries of $5.7 million, and a decrease in Net Income from Government Business Enterprises of $1.2 million.

Personal Income Taxes are down by $5.9 million or 0.3 per cent from the 2014–2015 Budget Estimates primarily as a result of an 0.02 per cent decrease in the projected level of personal taxable income for 2014–2015. In 2014, personal taxable income is forecast to be 0.1 per cent above budget estimates, but this is more than offset by a 0.4 per cent decline in 2015. The yield rate is also forecast to decline slightly compared to 2014–2015 Budget Estimates, down 0.1 per cent in 2014 and 0.5 per cent in 2015.

Corporate Income Taxes are up by $42.9 million or 9.7 per cent from the 2014–2015 Budget Estimates. This is due to increases in the levels of national corporate taxable income based upon federal estimates as well as an increase in the province’s projected share. National corporate taxable income is up by 3.3 per cent in both 2014 and 2015 compared to the 2014–2015 Budget Estimates. The province’s projected share of taxable income is up by 0.3 per cent in 2014 and 1.9 per cent in 2015. These increases are partially offset by the inclusion of the new Capital Equipment Tax Credit that was not part of the 2014–2015 Budget Estimates.

Harmonized Sales Tax is forecast to decline by $11.3 million or 0.7 per cent from the 2014–2015 Budget Estimates primarily as a result of downward revisions to the projected level of the residential housing investment tax base in both 2014 (-12.0 per cent) and 2015 (-11.0 per cent). Taxable consumer expenditures are expected to increase by 0.7 per cent in 2014 and by 0.9 per cent in 2015 compared to 2014–2015 Budget Estimates.

Motive Fuel Taxes are forecast to be up $3.5 million or 1.4 per cent from the 2014–2015 Budget Estimates based upon higher projected consumption of both gasoline (+1.3 per cent) and diesel oil (+2.4 per cent).

Tobacco Tax revenues are forecast to decline by $15.1 million or 6.7 per cent from the 2014–2015 Budget Estimates primarily as a result of the consumption of cigarettes being 7.0 per cent lower than projected and the price of tobacco products growing faster than estimated.

Petroleum Royalties are forecast to increase by $5.1 million or 16.0 per cent from the 2014–2015 Budget Estimates based higher estimates of production on the Deep Panuke project than previously projected.

Total TCA cost-shared revenue is forecast to be up by $5.4 million or 19.8 per cent. The increase results primarily from an insurance recovery of $2.1 million for the Antigonish plow shed destroyed by fire, $2.2 million in cost shared funding for Ross Farm from the museum society and ACOA, and $1.5 million in Building Canada Funding for the Ingramport exchange. These increases are partially offset by $0.3 million in reductions in other Building Canada Fund projects due to project timing.

Other Fees and Charges are forecast to be down $2.1 million or 3.3 per cent. The largest differences come at the Department of Justice, which is down $1.2 million because actual court fees, sheriff fees, and prothonotary fees are trending below estimate, and at the Department of Health and Wellness where ambulance fees are down $0.6 million as a result of fewer transports. The Department of Agriculture is down $0.2 million because of lower loan board fees.

Prior Year Adjustments from provincial sources are currently forecast to be up $55.9 million. Corporate Income Tax represents $44.0 million, $5.7 million is attributable to Personal Income Tax, $5.6 million to Harmonized Sales Tax, and $0.7 million for Large Corporations Tax.

Investment income is forecast to be $0.8 million or 0.4 per cent higher than budget. Interest revenue is down $1.2 million primarily as a result of interest rate differentials. Sinking fund earnings are up by $1.9 million primarily as a result of an early repayment of a loan to the Halifax-Dartmouth Bridge Commission, which is offset in the General Revenue Fund by reduced net income at the Halifax-Dartmouth Bridge Commission.

Canada Health Transfer is forecast to be up by $5.4 million or 0.6 per cent compared to the 2014–2015 Budget Estimates. This is based upon revised federal estimates of the province’s share of national population released by the federal government in the fall of 2014.

Canada Social Transfer is forecast to be up by $2.1 million or 0.6 per cent compared to the 2014–2015 Budget Estimates. This is based upon revised federal estimates of the province’s share of national population released by the federal government in the fall of 2014.

Crown Share Adjustment Payments are up by 1.0 million or 7.5 per cent from the 2014–2015 Budget Estimates as a result of increased production and profitability associated with the Deep Panuke project.

Other Federal Sources are reduced by $3.8 million or 48.2 per cent as a result of a $2.6 million reduction in Infoway funding as a result of changes to the project. There is also a $1.2 million reduction in federal Building Canada (Communities Component) funding because of project timing.

Prior Year Adjustments from federal sources are currently forecast to be up $7.6 million and is attributable to revised estimates for open years (2012–2013 and 2013–2014) of the Canadian Health Transfer.

Ordinary Recoveries are forecast to be $5.7 million or 1.1 per cent higher than budget. The increase results primarily from a $1.8 million increase at the Department of Internal Services as a result of fully recoverable SAP project work for non-provincial government clients, $1.4 million at the Department of Justice primarily because of prior year recoveries, $1.0 million at the Department of Municipal Affairs because of revised estimates for prior year disaster relief, and $0.9 million above budget at the Department of Transportation and Infrastructure Renewal primarily as a result of insurance payments received for damages related to ferries.

The Nova Scotia Liquor Corporation is forecasting to be $1.6 million or 0.7 per cent higher in net income primarily as a result of lower store operating costs, a reduction in actuarial losses, and lower depreciation.

Net income at the Nova Scotia Provincial Lotteries and Casinos Corporation is down $0.2 million or 0.2 per cent primarily as a result of lower ticket lottery sales.

The Halifax-Dartmouth Bridge Commission is forecast to be $2.6 million or 21.5 per cent below budget for net income primarily because of early debt repayment costs, which is offset in the General Revenue Fund by sinking fund earnings.

Departmental Expenses Fiscal 2014–2015	($ thousands)

			Increase (Decrease)
	Budget	Forecast	from Budget
Agriculture	60,968	70,827	9,859
Communities, Culture and Heritage	61,256	59,529	(1,727)
Community Services	903,496	907,612	4,116
Economic and Rural Development and Tourism	141,607	148,398	6,791
Education and Early Childhood Development	1,220,027	1,219,391	(636)
Energy	32,085	31,924	(161)
Environment	26,484	26,084	(400)
Finance and Treasury Board	13,529	13,418	(111)
Fisheries and Aquaculture	9,622	9,416	(206)
Health and Wellness	4,104,920	4,088,119	(16,801)
Internal Services	115,022	120,847	5,825
Justice	322,476	322,226	(250)
Labour and Advanced Education	348,420	346,919	(1,501)
Assistance to Universities	372,941	372,548	(393)
Municipal Affairs	157,792	156,060	(1,732)
Natural Resources	89,242	88,471	(771)
Public Service	240,151	237,735	(2,416)
Seniors	1,862	1,820	(42)
Transportation and Infrastructure Renewal	402,489	401,554	(935)
Restructuring Costs	227,251	221,977	(5,274)

Total Departmental Expenses	8,851,640	8,844,875	(6,765)

Expenses

Total expenses for 2014–2015 are forecast to be $9.9 billion, $3.4 million higher than budget. An increase in Refundable Tax Credits accounts for $25.1 million of the variance, which is partially offset by Departmental Expenses being lower than budget by $6.8 million, the Pension Valuation Adjustment is lower by $6.3 million, and Debt Servicing Costs are lower by $8.7 million.

Departmental Expenses

Total departmental expenses for 2014–2015 are forecast to be $8.8 billion or $6.8 million lower than budget primarily due to the mid-year forecast reductions, implemented in August 2014, offset by forecast departmental pressures. The following is a summary of the significant departmental variances.

The Department of Agriculture is forecasting to be $9.9 million over budget due to an increase in Agri-Stability program expenses of $11.0 million related to the mink industry, partially offset by the mid-year forecast reductions.

The Department of Communities, Culture and Heritage is forecasting to be $1.7 million under budget due to Bluenose II amortization savings of $1.0 million and the mid-year forecast reductions.

The Department of Community Services is forecasting to be $4.1 million over budget primarily due to the Services for Persons with Disabilities program, which is forecast to be $2.2 million over budget as a result of higher than expected client costs. Employment Support and Income Assistance Pharmacare costs are forecast to be $1.4 million over budget due to cost reductions from savings initiatives being lower than expected. Field Office expenditures are forecast to be $0.9 million over budget due to one-time operational costs. These increases were partially offset by the mid-year forecast reductions.

The Department of Economic and Rural Development and Tourism is forecasting to be $6.8 million over budget primarily due to Nova Star support of $5.0 million, Nova Star investment funding of $2.1 million, Capital Investment Incentives of $0.8 million, and investment in the Innovacorp Demonstration Centre of $0.6 million. These increases were partially offset by the mid-year forecast reductions.

The Department of Health and Wellness is forecasting to be $16.8 million under budget, an immaterial change from the September update, primarily due to reduced capital grant projects because of project construction delays, as well as the mid-year forecast reductions.

The Department of Internal Services is forecasting to be $5.8 million over budget due to a grant to Harbourside Commercial Park to purchase assets and land from ReNova Scotia Bioenergy, a provincially owned crown corporation, and a grant to Nova Scotia Lands Inc. for operating expenses and capital grants related to the creation of a new commercial park located in Liverpool. Increased spending of $1.7 million is also projected as the result of recoverable third-party IT project work. The above are partially offset by the mid-year forecast reductions.

The Department of Labour and Advanced Education is forecasting to be $1.5 million under budget as a result of the mid-year forecast reductions and other operational savings and efficiencies.

Municipal Affairs is forecasting to be $1.7 million under budget, an immaterial change from the September update, due to delays in several projects related to the Build Canada Fund totaling $2.7 million and the mid-year forecast reductions, which are partially offset by an increase in projected expenditures of $1.3 million related to the pre-dissolution of the towns of Bridgetown, Hantsport, and Springhill.

Public Service

The Public Service offices are forecast to be $2.4 million under budget, an immaterial change from the September update, due to mid-year reductions, offset by Nova Scotia Business Inc. increases in forecasted payroll rebates of $0.9 million.

Refundable Tax Credits

Refundable Tax Credits are up by $25.1 million from the 2014–2015 Budget Estimates. $7.9 million of the variance is attributable to the implementation of the new Capital Investment Tax Credit introduced in the fall of 2014. Scientific Research & Experimental Tax Credits are projected to increase by $1.8 million, Digital Media Tax Credits are up by $4.2 million, and Film Industry Tax Credits are up by $11.2 million – primarily as a result of clearing back-logged tax credit applications.

Pension Valuation Adjustment

There has been no change in the Pension Valuation Adjustment from the September forecast update. Changes to the Teacher’s Pension Plan and market values from fund assets resulted in a $6.3 million reduction in this expense.

Debt Servicing Costs

Debt Servicing Costs are forecast to be down by $8.7 million. The reduction results from interest rates being lower than budget, the timing of borrowing requirements, and updated market values for pension fund assets.

Consolidation and Accounting Adjustments

Consolidation and Accounting Adjustments for government units are forecast to be $34.1 million below budget, an immaterial change from the September update, primarily due to forecast changes of $36.0 million related amortization expense within the District Health Authorities and a forecast reduction in the Department of Health and Wellness capital grants, offset by capital grants to Harbourside Commercial Inc. and Nova Scotia Lands Inc.

Capital Spending Forecast Fiscal 2014–2015	($ thousands)

			Increase (Decrease)
	Budget	Forecast	from Budget
Tangible Capital Assets:
Highways and Structures	221,500	225,200	3,700
Buildings	131,276	136,152	4,876
Information Technology	45,347	36,284	(9,063)
Land Purchases	13,300	16,704	3,404
Vehicles and Equipment	23,065	25,227	2,162
Contingency	20,207	15,128	(5,079)

Total Departmental	454,695	454,695	(0)
Capital Grants	80,305	73,387	(6,918)

Total Capital Spending	535,000	528,082	(6,918)

Capital Spending

Tangible Capital Assets (TCA)

Capital purchase requirements are forecast to be under budget due to reduced IT project spending and reallocation of contingency funding that is offsetting increased spending on highways, buildings, vehicles, equipment, and land purchases.

Economic Performance and Outlook: 2014 and 2015

The 2014–2015 Budget Economic Assumptions were prepared with data and information up to March 4, 2014. Subsequently, new data and insights about the global and Nova Scotia economy have emerged. The revised economic forecast published in this document incorporates information up to the forecast date of November 7, 2014. Some of the data and events released after the latest forecast date are discussed below and will be incorporated into future economic outlooks.

External Conditions

The global economic recovery continues as US growth appears to be accelerating. However, the Euro Area and Japan have lost momentum and opted for further monetary stimulus. There have been significant declines in oil prices, leading to potential instability among oil producing economies.

After a decline in activity in the winter, the US economy expanded 4.6 per cent in the second quarter and 3.9 per cent in the third quarter as improving labour markets have allowed extraordinary monetary stimulus to be slowed. US GDP is expected to rise by 2.2 per cent in 2014 and 3.0 per cent in 2015.

Canadian GDP has seen grown 3.6 per cent and 2.8 per cent in the past two quarters. Residential investment and exports posted solid gains, finally joining household consumption in supporting growth. Exports have picked up but sustained activity in the sector will be needed to reinvigorate business investments that have been weak for the past few years. The latest forecast assumes that Canada’s GDP will grow by 2.1 per cent in 2014 and by 2.2 per cent in 2015.

Nova Scotia Economic Outlook, Key Indicators

	Budget 2014/15 (March 2014)		Latest (Nov. 2014)
(Per cent change, except where noted)	2014	2015	2014	2015
Real GDP ($2007 chained)	1.4%	2.1%	1.6%	2.0%
Nominal GDP	2.9%	4.3%	3.4%	4.2%
Compensation of Employees	2.4%	4.0%	2.3%	3.3%
Household Final Consumption	2.5%	3.3%	3.0%	3.4%
Retail Sales	1.9%	2.5%	2.3%	2.6%
Consumer Price Index	1.5%	2.0%	1.9%	1.8%
Residential Investment	1.0%	2.0%	-10.9%	3.1%
Net Operating Surplus: Corporations	3.8%	3.6%	12.5%	9.2%
Exports of Goods to Other Countries	5.6%	4.6%	17.3%	6.6%
Population (000s, July 1)	939.5	939.3	939.5	939.3
Employment (000s)	455.8	457.6	446.5	450.9
Unemployment Rate (%)	8.6%	8.4%	8.9%	8.9%

A depreciating Canadian dollar should aid transition from domestically supported to externally led growth, but falling oil prices may offset some of the benefits of a weaker currency. Canada’s inflation has risen beyond 2 per cent in recent months. There are ambiguous expectations about future inflation because of offsetting import cost pressures from a lower Canadian dollar against weaker energy prices. This uncertainty is expected to be short run, resolving to modest inflation in 2015.

Economic Review and Outlook for Nova Scotia

The Department of Finance and Treasury Board has revised its economic outlook based on year-to-date information about 2014 as well as Statistics Canada’s revised and updated Provincial Economic Accounts for 2011–2013.

The latest outlook is based on full results for 2013 as well as data for the first two or three quarters of 2014. In 2014, exports are sustaining growth in Nova Scotia economy while domestic expenditures remain weak. Greater natural gas production, a healthier US economy, and a lower value for the Canadian dollar have all contributed to broad growth in exports. Domestic economic activity has slumped as both employment and construction results dropped significantly below the pace assumed in the Budget. Weakness in both labour markets and construction activity may be manifestations of the demographic changes looming for Nova Scotia. Despite parallel declines in labour force and employment, average weekly wages are growing faster than the national average and total employee compensation (the largest part of the personal income tax base) continues to rise.

Labour markets: Employment (-6,700 or -1.5 per cent) and labour force (-8,300 or -1.7 per cent) are declining in lock-step as an older population reaches age cohorts that participate in the labour force at lower rates. Declining employment has been primarily concentrated in self-employment (-5,500 or -8.5 per cent) as well as in construction, and business/support industries. Wages are growing at a pace of 3.3 per cent in 2014. Total compensation of employees is up 2.9 per cent over the first three quarters.

Consumption and prices: Wholesale merchant sales are up 4.0 per cent, over the first nine months of the year. Both retail sales (2.5 per cent) and new motor vehicle sales (2.7 per cent) have grown in line with employee compensation. Inflation in the all-items consumer price index was 1.9 per cent through October, but some of this increase was inflated by energy prices.

Construction: After growth of 6.4 per cent in 2012 and 2.2 per cent in 2013, residential investment has declined 13.0 per cent through the first three quarters of 2014. Residential renovations have somewhat offset strong declines in new construction. Non-residential building construction has declined 9.2 per cent over the first three quarters, particularly in Halifax commercial properties.

Production and Exports: Manufacturing shipments have fallen by 29.5 per cent for the first three quarters, concentrated in non-durable goods (other shipments have been flat). The beginning of operation at Deep Panuke has lifted natural gas production and contributed to a 31.3 per cent gain in international goods exports. There has also been a 14.0 per cent increase in non-energy commodities.

GDP Outlook: The Nova Scotia economy dipped 0.3 per cent in 2012 and only recovered by 0.3 per cent in 2013. With negative shocks from forestry and fiscal consolidation behind it, Nova Scotia’s real GDP is expected to grow by 1.6 per cent in 2014, followed by 2.0 per cent in 2015. These are little changed from the rates of growth assumed in the 2014–2015 Budget. However, there are changes to nominal GDP assumptions: rising to 3.4 per cent growth for 2014. There are also changes to the underlying composition of growth that influence sources of revenue.

The latest forecast assumes that (nominal) consumption spending by households and governments will remain supportive, but at a slower pace than historical averages. Residential investment is expected to decline as new construction slows, first-time buyers face new mortgage constraints, prices remain flat, and high inventories are absorbed. Exports are projected to grow with a strengthening US economy, but higher imports are also expected to partially offset these gains. Net gains in external demand are expected to combine with major project investments to accelerate growth for 2014 and beyond.

At the time of the Budget Assumptions, most private-sector forecasters had stronger expectations for Nova Scotia growth in 2014 than the Department of Finance and Treasury Board.

Most external forecasters have now lowered their growth projections for 2014 to be more in line with those of the Department of Finance and Treasury Board, averaging 1.8 per cent for 2014 and 2.2 per cent for 2015.

Key Risks

With most economic indicators reporting at least three quarters of results for 2014 as well as updated information about 2011–2013 results, there is greater certainty about economic outcomes for 2014–2015. Most of the downside risks have materialized in domestic drivers of the economy: labour supply, construction, manufacturing shipments. External factors have been surprisingly strong, but there remain risks associated with global geopolitics and weakness in several advanced economies (Euro Area, Japan).

This forecast does not reflect recent growth reported for wages and employee compensation in the third quarter of 2014, which may be an upside risk to the outlook. Nor have historical upward revisions to the population been incorporated into this forecast; these also constitute an upside risk.

With this forecast update, the Department of Finance and Treasury Board has implemented a number of changes to its forecasting models and processes to reflect new data structures and conventions from Statistics Canada. These technical changes may result in new perspectives on the relationships between variables in the economy.